EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges
PepsiCo, Inc. and Subsidiaries
(in millions except ratio amounts, unaudited)

	24 Weeks Ended
	6/11/2016	6/13/2015
Earnings:
Income before income taxes	$4,118	$4,298
Unconsolidated affiliates’ interests, net	(78)	(37)
Amortization of capitalized interest	3	3
Interest expense (a)	501	428
Interest portion of rent expense (b)	106	107
Earnings available for fixed charges	$4,650	$4,799

Fixed Charges:
Interest expense (a)	$501	$428
Capitalized interest	4	3
Interest portion of rent expense (b)	106	107
Total fixed charges	$611	$538

Ratio of Earnings to Fixed Charges (c)	7.61	8.92

(a)	Excludes interest related to our reserves for income taxes as such interest is included in provision for income taxes and includes net amortization of debt premium/discount.

(b)	One-third of rent expense is the portion deemed representative of the interest factor.

(c)	Based on unrounded amounts.